UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Popeyes Louisiana Kitchen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Harold M. Cohen

General Counsel, Chief Administrative Officer and Corporate Secretary

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Alpharetta, Georgia 30346

(404) 459-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William C. Smith, III

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of Popeyes Louisiana Kitchen, Inc. (“Popeyes” or the “Company”), a Minnesota corporation, pursuant to the terms of an Agreement and Plan of Merger dated as of February 21, 2017, by and among the Company, Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”), solely for the purposes of Section 9.03, Restaurant Brands Holdings Corporation, a corporation existing under the laws of the Province of Ontario and an indirect Subsidiary of Parent, and Orange, Inc., a Minnesota corporation and an indirect subsidiary of Parent:

(i)	a form of a joint press release issued by the Company and Parent, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(ii)	a form of letter sent to the Company’s employees related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

(iii)	a list of employee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

(iv)	a form of letter sent to the Company’s franchisees related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

(v)	a list of franchisee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

(vi)	a form of letter sent to the Company’s vendors and suppliers related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

(vii)	a list of vendors and/or suppliers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Additional Information about the Proposed Offer and Merger and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the securities of the Company. The solicitation and the offer to buy the shares of Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Restaurant Brands International Inc. intends to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at

www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at http://investor.popeyes.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the proposed transaction. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the proposed transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the proposed transaction.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of joint press release issued by the Company and Parent, first used or made available on February 21, 2017.

99.2	Form of letter sent to the Company’s employees related to the proposed acquisition of the Company, first used or made available on February 21, 2017.

99.3	List of employee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017.

99.4	Form of letter sent to the Company’s franchisees related to the proposed acquisition of the Company, first used or made available on February 21, 2017.

99.5	List of franchisee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017.

99.6	Form of letter sent to the Company’s vendors and suppliers related to the proposed acquisition of the Company, first used or made available on February 21, 2017.

99.7	List of vendors and/or suppliers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on February 21, 2017.